L&S Light & Strong, Ltd.

Haadom St.

Kanot industrial Zone, POB 7042

Gedera, Israel, 7070000

September 1, 2015

Ms. Susan Block, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Light & Strong, Ltd.
Registration Statement on Form F-1
Filed June 24, 2015
File No. 333-205203

Dear Ms. Block:

General

Comment 1: We note your Registration Statement does not include all of the required information, such as a prospectus cover page and sections for use of proceeds, dilution and a capitalization table. Please revise your registration statement to include Items 501, 502(b), 510, 701, 702, and 512 of Regulation S-K and Items 3.C., 9.E., 9.F, 10.B and 11 of Form 20-F.

Response 1: The Registration Statement has been revised. The Company is no longer registering any new shares for sale.

Comment 2: We note disclosure on page 21 of M&DA that once you cease to be an “emerging growth company,” an independent auditor will be required to issue an attestation report on the effectiveness of your internal control over financial reporting. It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Response 2: The Registration Statement has been revised accordingly to omit references to an "emerging growth company."

Comment 3: Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response 3: The documents have been attached to the Registration Statement.

Comment 4: It appears that you will be conducting an offering on a continuous basis. As such, please check the box on the cover of the registration statement indicating that the offering is pursuant to Rule 415 under the Securities Act of 1933 or advise. We also note that you have not included Rule 415 undertakings. As such, please revise to include the Rule 415 undertakings.

Response 4: The Registration Statement has been revised accordingly.

Comment 5: We note that your table of contents refers to the business section but does not include the page number for this section. In addition, we are unable to locate the business section in your filing. Please revise to include this section and its page number in the table of contents.

Response 5: The Registration Statement has been revised accordingly

Comment 6: Please revise your prospectus summary and risk factor sections to include your revenue and net losses for the most recent audited period, as well as your cumulative losses.

Response 6: The registration statement has been revised to include the following language:

We have a history of net losses and we expect to continue to incur substantial and increasing net losses for the foreseeable future.

Since inception, we have incurred cumulative losses and negative cash flows from operating activities. We had an accumulated deficit of $ 7,138,000 as of December 31, 2014 and a loss of $ 2,526,000 for the year ended December 31, 2014. We anticipate generating losses for the next 12 months. Therefore, we may be unable to continue operations in the future as a going concern. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should we be unable to continue as a going concern. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us.

In addition, our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. As a result, we may not be able to obtain additional necessary funding. There can be no assurance that we will ever achieve any revenues or profitability. The revenue and income potential of our proposed development of a UAV are unproven, and the lack of operating history makes it difficult to evaluate the future prospects o our business.

Comment 7: We note that your prospectus focuses on your future business plans, but does not appear to adequately describe that up until recently you focused on military usage applications products. Please ensure that in the business section you will describe not only the planned civilian uses of your products but also the military usage applications.

Response 7: The Registration Statement has been revised to include the following language:

We believe that there will be many varying commercial uses for our product as this will allow for populations that are currently isolated in regard to broadband connectivity to have improved access to communications and thereby increased services from the different sectors of industry, municipalities and governments. We anticipate that there will also be military applications for our product. Currently, we are hoping to achieve the capabilities of carrying a payload of up to 100 pounds. This weight allowance will allow for the installation of optical and/or radar sensors into our UAV platform. These optical and/or radar sensors will then be able to transmit real time intelligence data to a designated ground control station.

Comment 8: In your business and risk factors sections please disclose the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.

Response 8: The Registration Statement has been revised to include the following language:

In addition, our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. As a result, we may not be able to obtain additional necessary funding. There can be no assurance that we will ever achieve any revenues or profitability. The revenue and income potential of our proposed development of a UAV are unproven, and the lack of operating history makes it difficult to evaluate the future prospects of our business.

Comment 9: We note your disclosure on page F-36 that the law office of Victor Tshuva & Co. is receiving $75,000 and 1,646,520 company shares in accordance with the contract to provide legal consulting services pertaining to your listing on the OTC BB. Please include Item 7.C. of Form 20-F to disclose the interest of experts and counsel.

Response 9: The Registration Statement has been revised accordingly. Please see "Experts" Section.

Prospectus Summary

History and Overview of the Company,

Comment 10: Please provide the exact number of your employees or advise.

Response 10: The Registration Statement has been revised accordingly. (It has been clarified that Mr. Shlomo Tsach and Mr. Avi Abershitz are not employees of the Company, but will lead the development team according to the agreement with Tzag Advanced Programs.)

Comment 11: Please provide a more specific risk factor discussion on how far along you are on your ability to produce UAVs and the risks involved with being able to develop this product. Include in the risk factor that there are currently no commercial flying solar UAVs with the ability to stay aloft for greater than 2 weeks.

Response 11: The Registration Statement has been revised accordingly.

If we fail to effectively manage our growth, page 8

Comment 12: Please also discuss risks with the UAV product acting as a mini satellite and any risks with it being in airspace, such as the risk of it falling.

Response 12: The Registration Statement has been revised accordingly.

Comment 13: We note the reference to now operating as a stand-alone company. Please revise or advise.

Response 13: The Registration Statement has been revised accordingly.

You may experience dilution, page 15

Comment 14: We note the reference to the rights offering and the deposit agreement. Please advise.

Response 14: The Registration Statement has been revised accordingly. The relevant section has been deleted.

Corporate History and Structure

Corporate History, page 17

Comment 15: Please explain what “lay-up, prepreg lay-up, liquid resin infusion (LRI) and resin transfer molding (RTM)” mean the first time you use these terms in the prospectus. Please also explain briefly what components you make from composite materials and how you make your products from composite materials.

Response 15: The Registration Statement has been revised accordingly.

Comment 16: We note your disclosure that your objective is to expand your product base to include UAVs and your disclosure appears to focus on your expansion plans. Please revise to expand your discussion of your current operations and the products you have sold to date.

Response 16: The Registration Statement has been revised to include the following language:

Most of the products are "built to print" which means the design is made by the customer, the company produced the products for the client according to client's design. We produce for IAI more than 160 different parts made from composite materials for the interior of Boeing 767-300. We produce parts for the Gulfstream G280 aircraft. We produce the full Hermes 450 for Elbit Systems. Typical production time is one month from receiving order to delivery.

In 2014 our three largest clients were Elbit Systems Ltd, Commercial Aircraft group (A division of IAI) and Bedek Aviation Group (A division of IAI), which comprises 87% (51%, 11% and 25% respectively) of our gross revenues.

Management’s Discussion and Analysis, page 21

Comment 17: Please expand your disclosure to also include a detailed discussion of your financial position, sources of liquidity, debt and capital commitments, and contractual obligations under a heading such as Liquidity and Capital Resources. We refer you to the disclosure requirements pursuant to Item 5(B)-(F) of the Form 20-F. In addition, please also include a discussion of your Critical Accounting Estimates. Reference is made to Section V of Financial Reporting Release No. 72.

In addition, please also include a discussion of your Critical Accounting Estimates. Reference is made to Section V of Financial Reporting Release No. 72.

Response 17: The Registration Statement has been revised accordingly.

Taxation, page 21

Comment 18: We note your reference to your “ISRAELI operations.” Please clarify whether you have operations in any other countries in addition to Israel. If not, please explain what you mean by “ISRAELI operations.”

Response 18: The Registration Statement has been revised accordingly and reference to “ISRAELI operations” has been deleted.

Industry, page 22

Comment 19: Please briefly explain aeronautical standard AS9100c

Response 19: The Registration Statement has been revised to include the following language:

The AS9100 is a widely adopted and standardized quality management system for the aerospace industry. It was released in October, 1999, by the Society of Automotive Engineers and the European Association of Aerospace Industries.

AS9100 replaces the earlier AS9000 and fully incorporates the entirety of the current version of ISO 9000, while adding requirements relating to quality and safety. Major aerospace manufacturers and suppliers worldwide require compliance and/or registration to AS9100 as a condition of doing business with them."

Our Mission, page 23

Comment 20: We note your statement that “to [your] knowledge, there are no commercial flying solar UAV with the ability to stay aloft for greater than two weeks.” Please disclose whether there any other non-solar types of UAVs that are capable of flying for longer than two weeks.

Response 20: The Registration Statement has been revised accordingly

Comment 21: To the extent you discuss your planned future operations, please expand to discuss the material steps involved, including a timeline for implementation and the costs involved with each material step. To the extent you will need additional financing, and that financing is not currently available, please make that clear.

Response 21: The Registration Statement has been revised to include the following language:

The Company will continue the developing and manufacturing high altitude Long endurance solar powered, continuous flight unmanned aerial vehicles (UAVs). It is intended that this process will conducted in a series of sequential phases. The full scale development plan requires additional financing, this financing is not currently available.

Phase 1 – Concept LS8-A - Full scale prototype development.

The goal – To create a technology data base reference to serve as proof of concept.

The objectives – A full scale flyable platform with sufficient static stability.

First flight is expected in one year.

Estimated budget – 1.4M$

Phase 2 – Concept LS8-B - Full System/platform prototype development of solar UAV.

The goal – To develop a commercially successful solar UAV concept B – 26m.

The objectives – A full scale flyable platform with an endurance of up to 45 days.

First flight is expected at the end of year 3.

Estimated budget – 3.9M$

Phase 3 – Concept LS8-C - Full System/platform prototype development of solar UAV.

The goal – To develop a commercially successful solar UAV concept C – ultra wide wing span.

The objectives – A full scale flyable platform that can achieve an altitude of up to 65,000 ft.

First flight is expected at the end of year 5.

Estimated budget – 8.1M$

Facilities, page 25

Comment 22: Please disclose when the current lease expires. Also state whether and when you plan to exercise the option to extend the facility lease through 2019.

Response 22: The Registration Statement has been revised accordingly.

Material Agreements, page 29

Comment 23: We note your disclosure that commencement of the service agreement with Tzag Advanced Programs Ltd. is conditional on you raising capital of at least $1 million. Please explain to us the anticipated time frame of the commencement of this service agreement.

Response 23: The Registration Statement has been revised accordingly.

Principal Shareholders, page 30

Comment 24: Please revise the table in this section to show percentage of ownership for Tzag Advanced Programs Ltd. In addition, please identify the natural persons with voting and investment power over the shares held by Tzag Advanced Programs Ltd.

Response 24: The Registration Statement has been revised accordingly.

Shares Eligible for Future Sale, page 32

Comment 25: Your statement here that you will have 52,742,291 ordinary shares upon completion of this offering does not appear to be consistent with your disclosure throughout the filing that you have 54,394,185 ordinary shares outstanding. Please revise for consistency or advise.

Response 25: The correct number is 54,394,185. The Registration Statement has been revised accordingly.

Comment 26: It appears that the table on page 33 is a selling shareholders table. Please add appropriate section heading and provide information in Item 9.D. of Form 20-F or advise.

Response 26: The Registration Statement has been changed to add a section heading entitled “SELLING SHAREHOLDERS.”

Comment 27: Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Response 27: The Registration Statement has been revised accordingly to include the following language: “None of the selling shareholders are broker-dealers or affiliates of broker-dealers.”

Plan of Distribution, page 34

Comment 28: Please tell us which individuals will be selling the shares in the best efforts offering and what duties each individual currently performs for your company.

Response 28: The Registration Statement specifies that the Company’s Officers and Directors will sell the shares in the best efforts offering, and their duties are explained in the Registration Statement.

Plan of Distribution for the Selling Stockholders’ Distribution, page 34

Comment 29: Please explain your reference to Gharwal Provisions, Inc. because there are no other references to it in the prospectus.

Response 29: The Registration Statement has been revised accordingly. The relevant section has been omitted as it was a typo.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment 30: Please revise the auditor report to be consistent with AU Section 508.08, Reports on Audited Financial Statements, of the PCAOB Auditing Standards. In this regard, it appears you have omitted a separate introductory paragraph that indicates that you have ‘audited’ the respective financial statements. Rather, the first paragraph provides in the opening sentence the type of audit opinion expressed, which is generally given in a separate opinion paragraph. Please revise the disclosures to be consistent with the sample audit report provided in AU Section 508.08 or advise.

Response 30: The Registration Statement has been revised accordingly.

Comment 31: We note the audit report from your independent registered public accounting firm and the audited financial statements and footnotes refer to you as L&S Light & Strong Ltd., rather than Light and Strong Ltd. Please reconcile your name within the Form F-1 Registration Statement.

Response 31: The accurate name is L&S Light and Strong. The registration statement has been revised accordingly to reflect this comment

Note 17. Related Parties page F-35

Comment 32: Please explain your reference to “FINRA approval” on page F-37.

Response 32: The agreement with the law firm of Victor Tshuva & Co. is that in consideration for the fee stated therein, they will provide the company with legal services and consultation until such time that the company becomes receives the approval from FINRA approving a Form 15c211 to allow the company to become publicly traded on OTC BB.

Light & Strong, Ltd. Exhibit Index, page II-2

Comment 33: Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:

Uri Orbach Light & Strong, Ltd. July 21, 2015 Page 6

• agreement with Mr. Efraim Menashy (the “Entrepreneur”) signed on March 5, 2015 on page 18;

• agreements with various investors signed in late 2014 on page 18;

• plan for granting options to your employees signed in January 2015 on page 18;

• non-competition agreement with key personnel on page 29;

• contracts with Messrs. Ofer Amir, Erez and Orbach on page 29;

• shareholder loan agreement on page 29;

• rental agreement on page F-29;

• registration rights agreement on page 32;

• contract with Victor Tshuva & Co. to provide legal consulting services on page F-36; and

• non-recourse factoring agreement with a third party on page F-40.

Response 33: The foregoing Exhibits have been filed with the Registration Statement.

Comment 34: With your next amendment, please include in your exhibit index the complete list of exhibits that you intend to include. This lets us know which exhibits you are anticipating to file.

Response 34: The Registration Statement has been changed accordingly to add the Exhibit Index.

Sincerely,

L&S Light & Strong, Ltd.

Uri Orbach

Chief Executive Officer